Exhibit 99.86

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TITAN MINING CORPORATION Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US dollars - Unaudited)

	Notes	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		$8,142	$10,163
Trade and other receivables	7	3,858	4,032
Inventories	8	9,334	8,243
Prepaids and deposits		2,989	1,074
Other current assets	11	—	518
		24,323	24,030
Non-current assets
Mineral properties, plant and equipment	9	31,774	30,303
Right-of-use assets	10a	180	125
Other assets	11	866	690
Total assets		$57,143	$55,148

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$4,176	$4,490
Lease liabilities	10b	72	40
Debt	12a	6,807	10,058
Related party loans	12b	22,328	22,023
		33,383	36,611
Non-current liabilities
Lease liabilities	10b	114	87
Debt	12a	3,254	—
Reclamation and remediation provision	15	16,363	15,447
Total liabilities		53,114	52,145
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		59,813	59,813
Reserves		5,103	4,971
Deficit		(60,887)	(61,781)
Total equity (deficit)		4,029	3,003
Total liabilities and shareholders’ equity		$57,143	$55,148

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

Approved by the Board on August 11, 2025:

“Lenard Boggio” ,	Audit Committee Chair	“Donald Taylor” ,	Director

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss) (Expressed in thousands of US dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024

Revenue	5	$16,344	$17,969	$32,359	$29,700

Cost of Sales
Operating expenses		(12,755)	(9,653)	(24,876)	(19,915)
Depreciation and depletion		(1,541)	(2,670)	(3,047)	(5,627)
		(14,296)	(12,323)	(27,923)	(25,542)
Income (loss) from mine operations		2,048	5,646	4,436	4,158

Exploration and evaluation expenses	6b	(534)	(500)	(922)	(965)
General and administration expenses	6a	(845)	(806)	(1,828)	(1,699)
Interest and other finance expenses	14	(582)	(1,130)	(1,275)	(2,273)
Accretion expense	15	(82)	(79)	(169)	(149)
Interest income		115	64	204	122
Foreign exchange loss (gain)		40	(563)	57	768
Other expense (income)		41	(15)	52	23
Gain on loan modification	12d	338	—	338	—
		(1,509)	(3,029)	(3,543)	(4,173)
Net income (loss) for the period		539	2,617	893	(15)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Unrealized gain (loss) on translation to reporting currency		(56)	567	(73)	(744)
Total comprehensive income (loss) for the period		$483	$3,184	$820	$(759)

Basic and diluted earnings (loss) per share		$0.00	$0.02	$0.01	$(0.01)
Weighted average shares outstanding (in ‘000)		136,367	136,367	136,367	136,367

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

		Share capital		Reserves
	Notes	Number ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity (deficit)

Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation		—	—	459	—	459	—	459
Total comprehensive gain for the year		—	—	—	(1,733)	(1,733)	6,547	4,814
Balance, December 31, 2024		136,367	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003
Share based compensation	16b	—	—	205	—	205	—	205
Total comprehensive gain for the period		—	—	—	(73)	(73)	894	821
Balance, June 30, 2025		136,367	$59,813	$10,458	$(5,355)	$5,103	$(60,887)	$4,029

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION Condensed Consolidated Interim Statement of Cash Flows (Expressed in thousands of US dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Operating activities
Profit (loss) for the period		$539	$2,617	$893	$(15)
Accretion expense		82	79	169	149
Amortization of borrowing costs	12	22	245	83	482
Depreciation and depletion of mineral property, plant and equipment	9	1,541	2,670	3,047	5,627
Depreciation of right-of-use assets		19	19	34	38
Gain on loan modification	12d	(338)	—	(338)	—
Interest and accretion on debt	12	465	471	1,024	1,444
Interest expense on lease liabilities		4	2	8	2
Stock-based compensation		78	216	205	221
Unrealized foreign exchange loss (gain)		(49)	646	(72)	(722)
		2,363	6,965	5,053	7,226
Changes in non-cash working capital
Accounts payable and accrued liabilities		181	(178)	(314)	(93)
Trade and other receivables		468	(665)	175	(867)
Inventories		(540)	(632)	(1,496)	(1,313)
Other current assets		(653)	54	(1,396)	(139)
Unrealized gain on derivative		—	—	—	648
Restricted cash deposit (release)		—	(2,777)	—	(2,777)
Net cash generated (used) in operating activities		1,819	2,767	2,022	2,685
Financing activities

Repayment of Credit Facility		(5,000)	(12,000)	(5,000)	(17,000)
Proceeds from related party loan		—	11,500	—	16,500
Credit Facility interest payments		(544)	(1,028)	(904)	(1,028)
Payment of lease liabilities		(22)	(20)	(40)	(42)
Payment of transaction costs		—	299	18	—
Advance on equipment loan		547	—	3,441	—
Proceeds from development agencies		2,000	—	2,000	—
Net cash generated (used) by financing activities		(3,019)	(1,249)	(485)	(1,570)
Investing activities
Other assets		—	(150)	—	(150)
Additions to mineral properties, plant and equipment	9	(2,834)	(1)	(3,558)	(440)
Net cash used by investing activities		(2,834)	(151)	(3,558)	(590)
Effect of foreign exchange on cash and cash equivalents		(7)	4	—	(9)
Increase (decrease) in cash and cash equivalents		(4,041)	1,371	(2,021)	516
Cash and cash equivalents, beginning of period		12,183	4,176	10,163	5,031
Cash and cash equivalents, end of period		$8,142	$5,547	$8,142	$5,547

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine (“ESM”) in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI” and on the OTCQB and trade under the symbol “TIMCF”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at June 30, 2025, the Company had cash and cash equivalents of $8,142, working capital deficit of $9,060, net income before taxes for the six months ended June 30, 2025 of $893 and a deficit of $60,887. During the six months ended June 30, 2025, the Company had cash inflows from operating activities of $2,022, cash spend on investing activities of $3,558, and cash outflow from financing activities of $485. The Company has $29,135 of current debt as at June 30, 2025.

Based on the Company’s plan for ESM’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company may require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, the equipment facility loan, and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34).

b)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

The accounting policies and methods of application used in the preparation of these financial statements are the same as those applied in the Company’s Annual Financial Statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

3.	ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 3 of the Annual Financial Statements.

5.	REVENUE

	Three months ended June30,		Six months ended June30,
	2025	2024	2025	2024
Zinc concentrates sales	$19,179	$19,010	$39,266	$35,013
Zinc concentrates provisional pricing adjustments	(1,163)	872	(3,271)	267
Smelting and refining charges	(1,672)	(1,913)	(3,636)	(5,580)
	$16,344	$17,969	$32,359	$29,700

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract.

In December 2024, the Company entered into an amendment to its previously signed hedge facility agreement “ISDA Master Agreement” that was entered into with National Bank of Canada (“NBC”) in June 2022. The amendment provides the Company with an up to US$1.35 million collateralized facility enabling additional access to funds for future zinc contract commitments. As at June 30, 2025 and December 31, 2024, there were no open Zinc Swap contracts.

6.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$484	$208	$980	$751
Share-based compensation	71	211	187	212
Office and administration	161	139	383	431
Professional fees	140	222	301	247
Amortization of right-to-use assets (note 10)	(23)	20	(47)	39
Investor relations	12	6	24	19
	$845	$806	$1,828	$1,699

b)	Exploration and evaluation expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$169	$206	$332	$450
Assay and analyses	68	78	75	120
Contractor and consultants	294	160	406	286
Supplies	(9)	41	45	49
Other	12	15	64	60
	$534	$500	$922	$965

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

7.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2025	2024
Trade receivables	$3,845	$3,987
GST receivable	13	35
Other	—	10
	$3,858	$4,032

8.	INVENTORIES

	June 30,	December 31,
	2025	2024
Ore in stockpiles	$174	$135
Concentrate stockpiles	28	47
Materials and supplies	9,132	8,061
	$9,334	$8,243

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at June 30, 2025 and December 31, 2024 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2024	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	38	50	—	1,841	1,928
Sale of equipment	—	(98)	—	—	(98)
Transfer to plant and equipment	—	1,452	—	(1,452)	—
Transfer to mineral properties	3,269	—	—	(3,269)	—
Change in reclamation and remediation provision	—	368	—	—	368
As at December 31, 2024	$50,020	$41,382	$1,135	$959	$93,496
Additions	—	—	—	3,772	3,772
Transfer to plant and equipment	—	2,201	—	(2,201)	—
Change in reclamation and remediation provision	—	746	—	—	746
As at June 30, 2025	$50,020	$44,328	$1,135	$2,531	$98,015

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Accumulated depreciation
As at January 1, 2024	$25,221	$29,279	$—	$—	$54,500
Sale of equipment	—	(35)	—	—	(35)
Depreciation and depletion	4,337	4,391	—	—	8,728
As at December 31, 2024	$29,558	$33,635	$—	$—	$63,193
Depreciation and depletion	897	2,150	—	—	3,047
As at June 30, 2025	$30,454	$35,787	$—	$—	$66,241

Net book value at December 31, 2024	$20,462	$7,746	$1,135	$959	$30,303
Net book value at June 30, 2025	$19,567	$8,541	$1,135	$2,531	$31,774

10.	LEASES

a)	Right-of-use assets

Total
As at January 1, 2024	$71
Lease amendment	154
Changes to lease terms	(28)
Depreciation	(67)
Unrealized foreign exchange	(5)
As at December 31, 2024	$125
Changes to lease terms	81
Depreciation	(34)
Unrealized foreign exchange	8
As at June 30, 2025	$180

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2024 and the six months ended June 30, 2025, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above. Further, during the year ended December 31, 2024, the Company renewed its lease agreement for the shared office space and extended the term of the lease by three years, resulting in a net addition of $154 to right-of-use assets, with an offsetting addition to lease liabilities.

b)	Lease liabilities

Total
As at January 1, 2024	$76
Changes to lease terms	(34)
Lease amendment	154
Interest accretion	7
Unrealized foreign exchange	(9)
Lease payments	(67)
As at December 31, 2024	$127
Changes to lease terms	82
Interest accretion	8
Unrealized foreign exchange	9
Lease payments	(40)
As at June 30, 2025	$186

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES (continued)

Current lease liabilities	$72
Non-current lease liabilities	114
$186

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at June 30, 2025 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Minimum lease payments	86	121	—	207
Interest charge	(14)	(7)	—	(21)
Lease liabilities	$72	$114	$—	$186

11.	OTHER ASSETS

	June 30,	December 31,
	2025	2024
Reclamation deposit	$866	672
Other assets	—	536
	$866	1,208
Current	—	(518)
Non-current	$866	$690

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

12.	DEBT

a)	Third party debt

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	Total third-party debt
Balance January 1, 2024	$31,655	$—	$—	$31,655
Gain on loan modification	(98)	—	—	(98)
Repayment of Loan	(22,000)	—	—	(22,000)
Interest and accretion	1,568	—	—	1,568
Interest payment	(1,707)	—	—	(1,707)
Amortization of deferred charges	640	—	—	640
Balance December 31, 2024	$10,058	$—	$—	$10,058
Advances	—	3,441	2,000	5,441
Repayment of Loan	(5,000)	—	—	(5,000)
Interest and accretion	428	34	4	466
Interest payment	(361)	(542)	(1)	(904)
Balance June 30, 2025	$5,125	$2,933	$2,003	$10,061

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	Total third-party debt
Current	$5,125	$1,463	$219	$6,807
Non-current	$—	$1,470	$1,784	$3,254

i)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility is secured by a general charge on the assets of the Company, and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum, however, No standby fees were incurred during the year ended December 31, 2024 or the six months ended June 30, 2025, as the full amount of the Credit Facility had been drawn prior to January 1, 2024, and no unadvanced portion remained during these periods.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date has been subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

●	The Credit Facility is subject to certain financial covenants, which initially included an interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. These financial covenants have been subsequently amended, with current financial covenants including an interest coverage ratio of not less than 1.5 to 1.0, and an unrestricted cash balance of not less than $1,000. As of March 31, 2025, the Company was in compliance with all covenants related to the Credit Facility

During 2024, the Company entered into several amendments to its Credit Facility. In February 2024, the available credit limit was reduced from $32,170 to an available credit limit of $27,170, by a principal payment of $5,000. In April 2024, a further amendment was executed, whereby, the previously imposed leverage ratio of 3.0 to 1.0 was removed and the interest coverage ratio was reduced to its current requirement of 1.5 to 1.0 (as noted above). Additionally, the Company agreed to make repayments on the Credit Facility to reduce the available credit to $15,170 by June 30, 2024 by way of a $10,000 principal payment made in April 2024, and a $2,000 principal payment on June 30, 2024, with a further reduction to the available credit limit to $10,170 by December 31, 2024, by way of another principal payment of $5,000 on or before December 31, 2024.

On December 9, 2024, the Company entered into its most recent amendment to the Credit Facility, which extended the maturity date of the Credit Facility from June 30, 2025 to December 31, 2025, and providing a revised repayment schedule which included $5,000 due before June 30, 2025, and the remaining principal balance of the Credit Facility of $5,170 to be made prior to the amended maturity date of December 31, 2025. Further, the minimum unrestricted cash balance required to be held by the Company was reduced from $3,000 to $1,000.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the available credit limit amount at an annual rate of 1.125%, and has been extended concurrent with the extension of the maturity date of the Credit Facility. During the three and six months ended June 30, 2025, the Company incurred a guarantee fee charge of $28 and $57 respectively (2024 - $87 and $197 respectively) recognized on the Company’s Statements of Income and Comprehensive Income.

Subsequent to June 30, 2025, NBC released its security over the Company’s assets (Note 19 – subsequent events).

ii)	Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore, to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at June 30, 2025, the Company had $1,359 available to be advanced under the Equipment Facility on or before August 31, 2025.

iii)	Local development agencies.

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500; with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loan agreements bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

During the three and six months ended June 30, 2025 the Company recognized $8 as interest on its Statements of Income and Comprehensive Income.

b)	Related party debt

	Related Party Promissory Note (iv)	Related Party Loans (v)	Total third-party debt
Balance January 1, 2024	$4,124	$—	$4,124
Advances	—	16,500	16,500
Interest and accretion	1,163	—	1,163
Amortization of deferred charges	236	—	236
Balance December 31, 2024	$5,523	$16,500	$22,023
Gain in loan modification	(338)	—	(338)
Interest and accretion	560	—	560
Amortization of deferred charges	83	—	83
Balance June 30, 2025	$5,828	$16,500	$22,328

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

iv)	Related Party Promissory Note

In November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

On April 30, 2025, the terms of the Promissory Note were amended to extend its maturity to November 1, 2025. As a result of the loan extension, the Company recognized a gain on loan modification of $338 on the Company’s Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). All other terms remain the same.

v)	Related Party Loans (other)

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by Augusta Investments Inc. (“Augusta Investment”) a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Note 6), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility. As at the date of these financial statements, the Company had not agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman, and as such, has classified these loans as current on the statements of financial position.

Subsequent to June 30, 2025, the Company agreed the commercial terms with Augusta Investments (Note 19 – subsequent events).

13.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	RELATED PARTY TRANSACTIONS (continued)

Company’s obligation for future rental payments as of June 30, 2025 was approximately $283 (December 31, 2024 -$207) over the course of the remaining three year term of the office space lease.

The Company was charged for the following with respect to this arrangement during the three and six months ended June 30, 2025 and 2024:

	Three months ended June30,		Six months ended June30,
	2025	2024	2025	2024
Salaries and benefits	$118	$67	$194	$271
Office and other	43	12	78	42
Marketing and travel	3	4	6	8
	$164	$83	$278	$321

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended June30,		Six months ended June30,
	2025	2024	2025	2024
Salaries and benefits	$138	$100	$245	$504
Consulting Fees	150	81	309	309
Share-based compensation	65	200	172	197
Directors’ fees	54	54	109	109
	$407	$435	$835	$1,119

	As at June 30, 2025	As at December 31, 2024
Salaries and benefits payable	$403	$650
Consulting fees payable	28	206
	$431	$856

14.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended June30,		Six months ended June30,
	2025	2024	2025	2024
Interest and borrowing cots	$552	$1,053	$1,184	$2,186
Other	30	77	91	87
	$582	$1,130	$1,275	$2,273

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

15.	RECLAMATION AND REMEDIATION PROVISION

	As at June 30, 2025	As at December 31, 2024
Balance, beginning of period	$15,447	$16,299
Accretion	170	304
Change in estimates	746	(1,156)
Balance, end of period	$16,363	$15,447

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At June 30, 2025, the estimated future cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.54% (December 31, 2024 – discounted at a real rate of 2.47%). The impact of the change in estimate is included in the table above.

At June 30, 2025, the total undiscounted amount for the estimated future cash flows was $23,703 (December 31, 2024 – $23,663).

16.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At June 30, 2025, the Company had 136,366,599 (December 31, 2024 - 136,366,599) common shares issued and outstanding. No dividends were declared during the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - nil).

b)	Stock options

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES (continued)

The following table shows the change in the Company’s stock options during the six months ended June 30, 2025 and the years ended December 31, 2024:

	Six months ended June 30, 2025		Year ended December 31, 2024
	Number of options (‘000s)	Weighted-average exercise price (in C$)	Number of options (‘000s)	Weighted-average exercise price (in C$)
Outstanding, start of the period	10,245	0.47	6,330	1.12
Granted	550	0.35	4,950	0.35
Forfeited	—	—	(1,035)	0.50
Expired	—	—	—	—
Outstanding, end of the period	10,795	0.47	10,245	0.47
Exercisable, end of the period	6,407	0.50	3,893	0.54

During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense as follows:

	Three months ended June30,		Six months ended June30,
	2025	2024	2025	2024
Share based compensation	$78	$216	$205	$221

Recognized in:
Operating expenses	$7	5	18	9
General and administrative expenses	$71	$211	$187	$212
	$78	$216	$205	$221

During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense of $78 and $205 respectively (2024 – $216 and $221), of which $7 and $18 respectively (2024 $5 and $9) were recorded in Operating Expenses in the Statements of Income (Loss) and Other Comprehensive Income (Loss) and $71 and $187 (2024- $211 and $212) recognized in General and Administrative Expenses in the Statement of Income (Loss) and Comprehensive Income (Loss). The fair value and assumptions for the options granted during the three and six months ended June 30, 2025, were as follows:

Grant Date	Expected Life of Options	Exercise Price	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value
April 16, 2024	5 years	$0.36	3.76%	0.76	$0.17
August 15, 2024	5 years	$0.36	2.98%	0.74	$0.08
October 17, 2024	5 years	$0.30	2.93%	0.75	$0.12
December 13, 2024	5 years	$0.30	2.97%	0.75	$0.12
April 1, 2025	5 years	$0.41	2.57%	0.76	$0.18

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES (continued)

The following table provides information on outstanding and exercisable stock options at June 30, 2025:

Grant Date	Exercise price (in C$)	Number of Options outstanding (‘000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (‘000s)
September 24, 2020	0.63	1,155	0.2	1,155
November 13, 2020	0.85	250	0.4	250
November 10, 2022	0.51	3,965	2.4	2,910
April 16, 2024	0.36	3,875	3.8	2092
August 15, 2024	0.36	200	4.1	—
October 17, 2024	0.30	800	4.3	—
December 13, 2024	0.30	400	4.5	—
April 1, 2025	0.41	150	4.8	—
	0.45	10,795	2.9	6,407

b)	Share purchase warrants

The following table shows the change in the Company’s share purchase warrants during the six months ended June 30, 2025 and during the year ended December 31, 2024.

	Number of share purchase warrants (‘000s)	Weighted-average exercise price (in C$)	Weighted-average life remaining (years)
Outstanding, December 31, 2023	20,143	0.51	1.66
Expired	(14,143)	0.54	—
Outstanding, December 31, 2024 and June 30, 2025	6,000	0.42	3.34

The following table provides information on outstanding and exercisable share purchase warrants at March 31, 2025.

Expiry Date	Exercise price (in C$)	Number of warrants outstanding (‘000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants (in C$)
November 1, 2028	0.42	6,000	3.3	0.26

17.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $32,639 and those located in Canada total $180.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	Six months ended June 30,
	2025	2024
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	214	—
Change in accounts payable and accrued liabilities with respect to inventories	(405)	(324)
Change in accounts payable and accrued liabilities with respect to operating expenses	383	102
Change in reclamation and remediation asset	746	74

19.	SUBSEQUENT EVENTS

EXIM Facility

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan facility of up to $15,800 (the “EXIM Facility”). Proceeds from the EXIM Facility will be used to reimburse capital expenditures previously incurred at the ESM operations and to support ongoing infrastructure and expansion initiatives at ESM.

Terms of the EXIM Facility include the following:

●	The EXIM Facility is available to be drawn until December 31, 2026, and may be drawn in multiple tranches.

●	Interest on the EXIM Facility is fixed for the duration of the loan and is based on the average of the EXIM Commercial Interest Reference Rate (CIRR) for the five business days prior to the first drawdown. Interest is payable quarterly, commencing December 30, 2025, and continuing on March 30, June 30, September 30, and December 30 of each year.

●	A one-time exposure fee of 5.9721% is applied to each drawdown amount.

●	A commitment fee of 0.5% per annum is payable on the undrawn portion of the facility, commencing on August 18, 2025, and continuing until the earlier of the final drawdown or December 31, 2026, with payment due quarterly in arrears beginning December 30, 2025.

●	The EXIM Facility matures on September 30, 2032, with principal to be repaid in 20 equal quarterly installments of $783.4, beginning on December 30, 2027. In addition, if the Company’s consolidated cash balance exceeds $15,000 on June 30 or December 31 in any year during the term of the loan, 50% of the excess is required to be repaid toward the outstanding balance of the EXIM Facility within five business days.

●	The facility is secured by a first-ranking general security interest over assets purchased with loan proceeds and the related developed properties.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

19.	SUBSEQUENT EVENTS (continued)

Amendment to Related Party Loans

Concurrently with the closing of the EXIM Facility, the Company also entered into a credit agreement dated July 21, 2025, with Augusta Investment, a company controlled by the Company’s Executive Chairman, to formalize the terms of $16,500 previously advanced by Augusta Investment during 2024 (the “Augusta Facility”).

Terms of the Augusta Facility include the following:

●	The loan bears interest at 8% per annum, with interest capitalized from July 21, 2025, to December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

●	$7,500 on December 31, 2026

●	$5,000 on December 31, 2027

●	$4,000 plus capitalized interest on December 31, 2028

The Augusta Facility is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company.

This arrangement constitutes a related party transaction as defined under IAS 24 – Related Party Disclosures, due to the control of Augusta by a member of the Company’s key management personnel. The transaction was reviewed and approved by the Company’s Board of Directors, with the related party abstaining from voting, and was determined to be on commercial terms consistent with those available from arm’s length parties.

Amendment to Credit Facility with NBC

Also, in connection with the execution of the EXIM Facility and Augusta Facility, the Company amended its Credit Facility with National Bank of Canada to remove the general security interest previously held by NBC over the assets of the Company. This release of security was executed to allow the EXIM Facility to hold first-ranking priority on applicable collateral as required under its lending terms.